CanAlaska Uranium Ltd.
Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Geophysical Surveys Define New Uranium Drill Targets at NW Manitoba Project

Vancouver, Canada, May 11th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to report strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium-REE project (“Project”).

Exploration on the NW Manitoba Project had been suspended since 2007 (see March 27, 2012 news release), but recommenced last month with new ground resistivity and gravity geophysical surveys along the Maguire conductive trend, located in the centre of the NW Manitoba property.  CanAlaska’s previous work in this area located a significant number of uranium boulders in surface till, assaying up to 66.3% U3O8 as well as hydrothermal alteration zones and a grab sample of pitchblende vein mineralization in outcrop containing 9.5% U3O8.

The Project covers a large area of the Wollaston Belt in the Province of Manitoba, where the uranium-rich basement rocks associated with the Athabasca uranium deposits intermittently come to surface.  CanAlaska has discovered multiple mineralized zones with extensive boulder dispersion trains and surface showings of high-grade uranium (>1% U3O8), rare earths (REE) and molybdenum mineralization across numerous mineralized belts, either within, or cutting across all rock types in the area.  These near surface targets host the potential for open pit extraction. Preliminary results for many of these zones were announced by the Company in a news release on February 28th, 2008.

The Maguire conductive trend is a large-scale linear feature that traverses the property and is marked by the presence of lower Wollaston Group rocks in antiformal position, partly thrusted and accompanied by slivers of Archean gneisses.

The linear magnetic response within the Maguire structure is broken by crosscutting structures in six places along its 35 km strike length.  The most significant break is located within Grid 2 of the recent surveys, where there are also multiple repetitions of the magnetic horizon.  This repetition appears to due to thrust faulting or tight folding of the horizon, which shows from CanAlaska’s airborne VTEM survey as having fold repetition of the graphite horizon at depth.  Both shearing and clay alteration were observed together with high-grade uranium mineralisation in boulders in this area.

News Release	Page 1	May 11th, 2012

CanAlaska Uranium Ltd.
Toronto Stock Exchange (TSX): CVV

Maguire Graphitic Conductor
Priority Drill Targets
A
B
C
D
Arkosic Paragneiss
Psammitic Paragneiss
Pelite
Psammite
White Granite
Maguire Lake
Ouellet Lake
Gravity
mgal
Kilometres
Legend
U3O8 in float
3.0 - 66.27
1.01 - 3.0
0.5 - 1.0
0.25 - 0.5
0.01 - 0.25
Magnetic Lineaments
Outcrops U3O8
0.51 - 9.52
0.21 - 0.50
0.01 - 0.20
CanAlaska Uranium Ltd.
NW Manitoba Project
Maguire Structure
Gravity and Uranium

The recent ground resistivity and gravity geophysical surveys localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden.  The top priority anomalies A, B, C, and D are shown in Figure 2.  There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey.  Both targets A and B appear to show a double resistivity low which is associated with the strong gravity low. In the case of target B, the double resistivity low is closely matched by a double gravity low.

Hydrothermal alteration related to uranium mineralization generally produces haloes of clay alteration that have lower density and lower resistivity than the fresh rock.  The combination of resistivity and gravity surveys has been shown to be effective in locating basement-hosted unconformity deposits in the Thelon Basin in Nunavut, where several such deposits have been discovered away from the sandstone cover.  A similar exploration approach has been employed for the NW Manitoba project. These deposits are hosted in an envelope of clay-altered basement rocks.  Two of the gravity lows sit along the Maguire structure in a location where cross cutting lineaments and other structures are clearly visible in multiple datasets (magnetics, airborne EM, and topographic data).  The amplitude of the gravity lows is equal or greater than those of the known deposits in the Thelon Basin and the anomaly footprint is similar

Dr. Karl Schimann, CanAlaska’s VP - Exploration commented:  “The Wollaston Belt of rocks hosts the majority of the world-class uranium deposits in the Athabasca Basin, where massive uranium mineralization has been discovered under up to 900m of covering sandstone.  The advantage of the NW Manitoba project is that we see these basement rocks on surface, as any overlying sandstone and cover rock has previously been stripped-off by ice action.  There are many locations where we have found high-grade uranium (pitchblende bearing boulders, pebbles and outcrop veins) on surface. The geophysical results have strongly highlighted the most prospective drill targets on Grid 2 of the Maguire conductive trend.  The very intense gravity anomalies are similar, and possibly stronger, than those over known uranium deposits recently discovered in Nunavut.  The combination of the resistivity and gravity surveys, together with our previous geological targeting, make these very strong drilling targets.  The proliferation of uranium boulders on surface confirms the high uranium discovery potential of the project.  It is very exciting to now anticipate the first drill programs on these surface targets.”

News Release	Page 2	May 11th, 2012

CanAlaska Uranium Ltd.
Toronto Stock Exchange (TSX): CVV

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$85 million exploring its properties and has delineated multiple uranium targets.

For more information, visit www.canalaska.com

On behalf of the Board of Directors	Contact: Emil Fung, Director & V.P. - Corp. Dev. Tel: +1.604.688.3211 x318 Email: info@canalaska.com
Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 3	May 11th, 2012